
Mail Stop 3233

November 8, 2016

VIA E-MAIL
Mr. Nicholas McGrane
Chief Financial Officer
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia 22203

     Re: Evolent Health, Inc.
            Form 8-K dated August 4, 2016
            Filed August 4, 2016
            File No. 001-37415

Dear Mr. McGrane:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Senior Assistant Chief Accountant
                    Office of Real Estate and
                    Commodities